UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

GRAN TIERRA ENERGY INC.
(Name of Issuer)

Common Stock, US$0.001 par value per share
(Title of Class of Securities)

38500T101
(CUSIP Number)

Supriya Kapoor
2 Bloor Street East, Suite 3000
Toronto, Ontario M4W 1A8
(647) 724-8900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500T101	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WEST FACE CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,300,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.77%
14	TYPE OF REPORTING PERSON CO, OO

CUSIP No. 38500T101	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREGORY A. BOLAND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,300,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.77%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 38500T101	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GARY GUIDRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,149,124
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,149,124
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 38500T101	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RYAN ELLSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,030
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 170,030
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 38500T101	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,405
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 190,405
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 38500T101	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LAWRENCE WEST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,030
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 170,030
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 38500T101	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DULAT ZHURGENBAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,411
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,411
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.007%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 38500T101	SCHEDULE 13D	Page 9 of 12

Item 1.                         Security and Issuer.

This Amendment No. 2 to Schedule 13D is being filed by West Face Capital Inc. (“West Face”), Gregory A. Boland, Gary Guidry, Ryan Ellson, James Evans, Lawrence West and Dulat Zhurgenbay, pursuant to §240.13d-2(a), to amend the Schedule 13D filed on April 21, 2015 and amended by Amendment No. 1 thereto (the “Initial Schedule 13D”) relating to the Common Stock, US$0.001 par value per share (the “Shares”), of Gran Tierra Energy Inc. (the “Company”), whose principal executive offices are located at 200, 150 13 Avenue S.W., Calgary, Alberta, Canada T2R 0V2.  Except as set forth below, all Items of the Initial Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.                        Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to add the following to the end thereof:

“On June 1, 2015, the Partnership redeemed 99.999% of West Face Long Term Opportunities Global Master L.P. (the “Original Limited Partner”)’s limited partnership interest in the Partnership and 100% of each of Messrs. Guidry, Ellson, Evans, West and Zhurgenbay’s limited partnership interests in the Partnership, in each case in exchange for a pro-rata distribution of Shares held by the Partnership.  Post-distribution, the Original Limited Partner and each of Messrs. Guidry, Ellson, Evans, West and Zhurgenbay directly own their allocable portion of the Shares purchased by the Partnership and none of these parties have disposed of their pro-rata interest in the Shares as part of this reorganization. West Face serves as investment manager to the Original Limited Partner.  West Face, in its capacity as investment manager of the Original Limited Partner, and Mr. Boland, in his capacity as President and Chief Executive Officer and sole director of West Face, may be deemed to have voting and dispositive power over the Shares held for the account of the Original Limited Partner.

In addition, on June 1, 2015, the Reporting Persons, the General Partner, the Original Limited Partner and the Partnership mutually agreed to terminate the Letter Agreement (previously filed as Exhibit E to the Initial Schedule 13D), effective immediately.

Pursuant to a letter agreement dated June 2, 2015 (the “Original Limited Partner Letter Agreement”), the Company and the Original Limited Partner agreed that the Original Limited Partner will vote or cause to be voted all Shares beneficially owned by it or its controlling or controlled affiliates and which it or such controlling or controlled affiliates are entitled to vote on the record date for the 2015 Annual Meeting in favor of each of the nominees for election as a director of the Company set forth in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on May 15, 2015.  The Company and the Original Limited Partner also agreed to a mutual non-disparagement covenant which will be in effect until May 7, 2018.  A copy of the Original Limited Partner Letter Agreement is attached hereto as Exhibit L and incorporated by reference herein.  The foregoing description of the Original Limited Partner Letter Agreement is qualified in its entirety by reference to the full text of the Original Limited Partner Letter Agreement.”

Item 5.                         Interest in Securities of the Issuer.

Item 5(a), (b), (c) and (e) of the Initial Schedule 13D are hereby amended and restated as follows:

(a)
Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 24,300,000 Shares (approximately 8.77% of the total number of Shares outstanding).  Mr. Guidry is the beneficial owner of 2,149,124 Shares (approximately 0.78% of the total number of Shares outstanding).  Mr. Ellson is the beneficial owner of 170,030 Shares (approximately 0.06% of the total number of Shares outstanding).  Mr. Evans is the beneficial owner of 190,405 Shares (approximately 0.07% of the total number of Shares outstanding).  Mr. West is the beneficial owner of 170,030 Shares (approximately 0.06% of the total number of Shares outstanding).  Mr. Zhurgenbay is the beneficial owner of 20,411 Shares (approximately 0.007% of the total number of Shares outstanding).

(b)
Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 24,300,000 Shares that they may be deemed to beneficially own as set forth above.  Mr. Guidry has sole power to direct the voting and disposition of the 2,149,124 Shares that he beneficially owns as set forth above.  Mr. Ellson has sole power to direct the voting and disposition of the 170,030 Shares that he beneficially owns as set forth above.  Mr. Evans has sole power to direct the voting and disposition of the 190,405 Shares that he beneficially owns as set forth above.  Mr. West has sole power to direct the voting and disposition of the 170,030 Shares that he beneficially owns as set forth above.  Mr. Zhurgenbay has sole power to direct the voting and disposition of the 20,411 Shares that he beneficially owns as set forth above.

(c)
On June 1, 2015, in connection with the Share distribution described in Item 4 above, West Face, for the account of the Partnership, transferred 24,300,000 Shares to the Original Limited Partner, 2,149,124 Shares to Mr. Guidry, 170,030 Shares to Mr. Ellson, 190,405 Shares to Mr. Evans, 170,030 Shares to Mr. West and 20,411 Shares to Mr. Zhurgenbay.  Except for such transfers, the Reporting Persons have not effected any transaction in the securities of the Issuer since the date of the Reporting Persons’ most recent report on Schedule 13D.

(e)
Effective as of June 1, 2015, each of each of Messrs. Guidry, Ellson, Evans, West and Zhurgenbay ceased to be a beneficial owner of more than 5% of the Shares and henceforward will cease to be Reporting Persons under this Schedule 13D.

CUSIP No. 38500T101	SCHEDULE 13D	Page 10 of 12

Item 6.                       Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.                        Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof.

Exhibit L:	Original Limited Partner Letter Agreement

CUSIP No. 38500T101	SCHEDULE 13D	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland

CUSIP No. 38500T101	SCHEDULE 13D	Page 12 of 12

GARY GUIDRY

By:	/s/Gary Guidry
Name:	Gary Guidry

RYAN ELLSON

By:	/s/Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for Ryan Ellson

JAMES EVANS

By:	/s/Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for James Evans

LAWRENCE WEST

By:	/s/Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for Lawrence West

DULAT ZHURGENBAY

By:	/s/Gary Guidry
Name:	Gary Guidry
Title:	Attorney-in-fact for Dulat Zhurgenbay

June 3, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

Exhibit L

ORIGINAL LIMITED PARTNER LETTER AGREEMENT

EXECUTION VERSION

June 2, 2015

Gran Tierra Energy Inc.
200, 150-13th Avenue S.W.
Calgary, Alberta  T2R 0V2

Re:            Settlement Agreement
Ladies and Gentlemen:
Reference is made to that certain Agreement (the “Settlement Agreement”), dated as of May 7, 2015, by and between Gran Tierra Energy Inc., a Nevada corporation (the “Company”) and West Face SPV (Cayman) I L.P., a Cayman Islands exempted limited partnership (“West Face”).   Defined terms used but not otherwise defined herein shall have the meanings ascribed to them in the Settlement Agreement.
For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
1.            West Face Long Term Opportunities Global Master L.P. (“Global Master”) hereby acknowledges and agrees that, in connection with the 2015 Annual Meeting, Global Master will vote or cause to be voted all Company common stock beneficially owned by it or its controlling or controlled Affiliates and which it or such controlling or controlled Affiliates are entitled to vote on the record date for the 2015 Annual Meeting in favor of each of the nominees for election as a director of the Company set forth in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on May 15, 2015.
2.            Global Master and the Company hereby acknowledge and agree that, from the date hereof  until the three (3)-year anniversary of the date of the Settlement Agreement, the Company and Global Master shall each refrain from publicly making, and shall cause their respective Affiliates not to make, any public statement or announcement, including the filing or furnishing of any document or report with the Securities and Exchange Commission or any other governmental agency or any disclosure to any journalist or analyst or the press or media (including social media) or any private statement or comment to any investors, hedge funds, analysts, investment bankers, press or media that disparages or negatively comments upon the Company or any of its Affiliates or Associates or any of their respective officers or directors, including the Company’s corporate strategy, business, corporate activities, Board, former Board members or management or former management, or relates to and constitutes an ad hominem attack on, or that both relates to and otherwise disparages, impugns or is
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reasonably likely to damage the reputation of, the other Party. The foregoing shall not restrict any Person in connection with any litigation, or the ability of any Person to comply with any subpoena or other legal process, or respond to a request for information from any governmental authority with jurisdiction over the Person from whom information is sought. For purposes of this paragraph 2 none of the Company or its subsidiaries shall be deemed an Affiliate of Global Master.
This letter agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party (including by means of electronic delivery or facsimile).
[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this letter agreement to be executed as of the date first above written.

GRAN TIERRA ENERGY INC.
By:	/s/ David Hardy
Name:	David Hardy
Title:	Legal and General Counsel

WEST FACE LONG TERM OPPORTUNITIES GLOBAL MASTER L.P., by its adviser West Face Capital Inc.
By:	/s/ John Maynard
Name: John Maynard
Title: COO

[Signature Page to Letter Agreement]

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